RICHARDSON & PATEL LLP
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Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

July 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn.:	Patrick Enunwaonye
Gary Todd

Re:	China Energy Savings Technology, Inc. Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the quarter ended December 31, 2004 File No. 000-31047

Messrs. Enunwaonye and Todd:

On behalf of China Energy Savings Technology, Inc. (the "Company"), set forth below are the Company’s responses to the Staff’s comment letter dated July 12, 2005, with respect to the above-referenced periodic reports of the Company. We have reproduced the Staff’s comments and have followed each comment with the Company’s response. References in this letter to “we,”“our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the fiscal year September 30, 2004

Liquidity and Capital Resources, page 20

1.
Your response to prior comment 4 states that you analyze accounts and notes receivable for potential bad debts on an annual basis. As a public company you are required to file financial statements on a quarterly basis. Tell us why you should not analyze notes and accounts receivable for bad debts on at least a quarterly basis. If you, in fact, analyze accounts and notes for bad debts only on an annual basis, tell us why this matter is not a weakness in internal control that should be disclosed in the filing.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

Response:

The notes and accounts receivable for bad debts are reviewed both monthly and quarterly on a more general basis. The annual review relates to a much more in depth review done by the Company in conjunction with preparing for the annual audits. Thus, the Company does complete general reviews of its accounts and notes receivable for potential bad debts on a monthly and quarterly basis and does not believe that there is a weakness in internal control that is required to be disclosed in the filing.

Financial Statements

Reports of Independent Registered Public Accounting Firms, pages F-2 and F-3

2.
Your response to comment 7 indicates that the CFO is familiar with International Accounting Standards. Your response does not describe any internal expertise in US GAAP. Accordingly, it appears that the company does not have an employee with knowledge of US GAAP. As you are a US public company presenting financial statements under US GAAP, tell us why this matter is not a material weakness in internal controls that should be disclosed in filing.

Response:

As mentioned in the Company’s response to your last set of comments, the Company’s prior Chief Financial Officer is a qualified accountant and with the assistance from the Company’s US Auditors, the financial statements of the Company can comply with the disclosure requirements under US GAAP. There are no significant reporting and accounting differences when the Company converts its financial statements to US GAAP to comply with US reporting standards. Thus, the assistance that the US Auditors provided to the Company is relatively minimal in the reporting process. Additionally, effective July 1, 2005, the Company hired Mr. Lawrence Lok Yuen-Min as CFO of the Company. Mr. Lok has a Master’s Degree in Economics (with a major in professional accounting) from Macquarie University, Sydney NSW Australia. Mr. Lok is an Australian chartered accountant and has over 20 years experience in the areas of accounting and finance. Mr. Lok has knowledge and experience in accounting and reporting under US GAAP standards. Whenever there is a difference between US GAAP standards and International Accounting Standards, Mr. Lok will search and study the difference in order to comply with US GAAP standards. As a result, the Company does not believe that it has a material weakness in internal controls that needs to be disclosed in its filings.

3.
As a related matter, as required by Sarbanes-Oxley Section 302 your officers certified that the financial statements fairly present your company's financial condition, results of operations and cash flows. Those financial statements are prepared according to US GAAP. In light of your response to comment 7 and the apparent absence of internal expertise in US GAAP, tell us how your officers satisfied themselves that the financial statements were, in fact, appropriately presented under US GAAP. Your response should be detailed and specific.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

Response:

The Company believes that there are no significant reporting and accounting differences between US GAAP and the conversion of the Company’s financial statements to comply with US GAAP and US reporting standards. With the hiring of the Company’s new CFO, Mr. Lok, the Company believes that it has added to its expertise in US reporting and believes that the certifications under section 302 of SOX are appropriate.

4.
You also indicate that your underlying records are maintained in Chinese GAAP and that those records were translated to US GAAP with assistance from the US-based auditors. Describe to us, in detail, the nature and extent of participation of the auditors in translation of accounting records from Chinese GAAP to US GAAP. Respond separately for each audit firm. Your response should fully describe the involvement of each audit firm in this process.

Response:

In the case of both audit firms, the Company’s accounting personnel converts and arrives at the proposed journal entries to convert the Company’s books from Chinese GAAP to US GAAP based upon the direction and supervision of the Company’s CFO. The US audit firms will audit the account balances and proposed journal entries to ensure that the accounts are recorded and presented in accordance with US GAAP. Any adjustments proposed by the US audit firms during the regular course of the audit are discussed with management to ensure that the Company’s financial statements are presented in accordance with US GAAP.

5.
With respect to the Webb & Company audit, please identify the correspondent firm used to translate Company's records to English. Also tell us whether the Webb & Company employees speak Chinese. If they do not, tell us how those auditors were able to communicate with your Chinese employees.

Response:

Certain employees and the senior management including the CFO of both the Company and its subsidiaries in Shenzhen can communicate in English and have helped the Company translate the relevant documents that are written in Chinese into English. Moreover, most of the Board members could provide assistance in oral communication as well as translation of all relevant documents from Chinese into English.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

Consolidated Statements of Shareholders' Equity, page F 6

6.
We see your responses to comments 10 and 11; however, disclosure about the share transactions continues to be unclear. The statement of shareholders' equity shows 12,338,301 shares issued in the recapitalization. Yet, financial statement footnote 1 indicates that you issued 11,153,669 shares in the transaction. As well, it is not clear how the statement of shareholders' equity reflects the shares redeemed tram Ms. Strauch. Provide us a clear reconciliation between the footnote and the statement of shareholders' equity. We may have comment on disclosure upon review of your response.

Response:

In response to your comment, the Company proposes the following changes to its disclosure:

Following footnote number 1 the Company proposes to revise the portions underlined:

On June 30, 2004 (“the Closing Date”) Rim Holdings Inc., a Nevada corporation (Rim) and Eurofaith Holdings, Inc., a British Virgin Islands Corporation (“Eurofaith), entered a Stock Purchase Agreement (the Eurofaith Stock Purchase Agreement). Pursuant to the Stock purchase agreement, Rim acquired 50% of the outstanding shares of Starway Management Ltd., a British Virgin Islands company (“Starway”) from Eurofaith (the “Acquisition”). The purchase price for such stock was $120,000,000 payable by Rim’s issuance of a convertible promissory note on the Closing Date. The note may be convertible into 223,073,380 shares of the Rim’s common stock upon maturity at the discretion of Rim. Eurofaith may also convert at any time prior to the maturity. On June 30, 2004, the fair value of the convertible note payable was discounted to the fair value of the equity interest acquired of $6,633,440 which is 50% of the net book value of Starway as December 31, 2003. On August 26, 2004 this note was converted into 11,153,669 shares post-split of 20 to 1 (223,073,380 pre split). New Solomon Consultants Limited acquired 6.9 million shares of common stock from Eurofaith Holdings upon conversion. (see Note 15).

Immediately after the closing of this transaction, Rim redeemed 1,000,000 pre split shares (50,000 shares post split) of its common stock from Christina M. Strauch in exchange for all of the shares of Rimmer Computer, Inc., an Arizona corporation (“Rimmer”).

In addition, the Company proposes to add the following table:

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

The following is a summary of the shares issued due to the recapitalization:

No. of Shares
Issued

Shares issued to current stock holders in connection with recapitalization	$1,234,632
Shares issued to Eurofaith due to note conversion	11,153,669
Shares redeemed from Christina Strauch	(50,000)
Net shares issued due to recapitalization	$12,338,301

Revenue and Deferred Revenue Recognition, page F-12

7.
Your responses to comments 14 and 15 indicate that you have post-shipment obligations for training, seminars and three years of free maintenance. You indicate that you believe that these items need not be separately accounted for because the cost of these services is minimal. In general, under EITF 00-21, the fair value of each element is separately recognized in revenue as those elements are delivered. The cost of delivery is not the sole consideration or driver of the accounting. In a detailed response, demonstrate that the application of EITF 00-21 would not be material. Your response should fully demonstrate how you evaluated the requirements of the EITF and should fully explain the basis for your conclusion that the impact of guidance is not material. We may have further comment upon review of your response.

Response:

The Company has post-shipment obligations for training, seminars and three years of free maintenance to its customers. Under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting: (1) if the deliverables in the arrangement meet that the delivered items have value to the customer on a stand-alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

1)
The first condition for separation is not met. The Company manufactures a product, which is unique in the market. The Company does not market or sell training classes, seminars or maintenance services to 3rd parties.

2)	Since this is a unique product the training courses and maintenance can not be obtained from an outside 3rd party. Therefore, there is no standalone value to the customers.

3)
There are no general rights of return for its product once the items have been tested and accepted by the customer. Therefore, the training, seminars and three years free maintenance services are not considered separate units of accounting.

From the past three years’ experience of the Company, the energy savings equipment was rarely subject to any repairs and maintenance but the Company has provided several training and seminars to the customers at minimal cost as the attendants of these training seminars had to bear their own travel and accommodation costs while the lecturers were the engineers of the Company. The cost to provide these services (training, seminars and repairs and maintenance) over the past three years were for the year ending 2002 - $5,620, 2003 - $15,478 and 2004 - $32,221 which is clearly immaterial to the financial statements of the Company.

8.
Your response to comment 17 states that product returns are not permitted after delivery and acceptance. However, the revised revenue disclosure at the bottom of page F-12 indicates that revenues are recognized "after allowances for goods returned." That disclosure further indicates that revenue is not recognized until the customer has “accepted the goods." Please reconcile your response and the disclosure. Tells us why you provide an allowance for returns if, in fact, returns are not permitted.

Response:

The response to prior comment 17 referred to the energy savings sharing contracts only instead of the outright sales contracts. The revised revenue disclosure on page F-12 refers to “Outright Equipment Sales.”

9.
We refer to comment 18. Tell us how you determine the discount rate at inception of an energy savings contract arrangement. Please also identify the expected useful life of the energy savings equipment and the typical term/life of an energy savings contract. Please also provide us a specific example showing us how you applied the accounting model described in your response. Show us how you recorded the arrangement at inception and how you recognized income over time. Provide an explanation for the basis and timing of each amount. That is, provide us a complete example, including journal entries.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

Response:

An appropriate response to your comment 9 is being reviewed and analyzed by the Company's Chief Financial Officer, audit committee and the Company's accountants. In the interest of providing a timely response to your comment letter, the Company has filed this response letter and will file a supplemental response to this comment within the next few days.

10.
We refer to comment 20. With respect to the energy savings contracts, tell us what happens if expected savings are not achieved or are disputed. We see that the expected savings are “converted into a fixed monthly amount.” Tell us whether the customer is required to remit the fixed amount regardless of the amounts of actual savings. If not, please explain.

Response:

There has been no such case that the expected energy savings has not been achieved or are disputed after the equipment has been thoroughly tested and accepted by the customer. However, in the event that the equipment is not meeting the expected energy savings amount, then the Company will provide free maintenance service to the customer immediately to correct the problem.

The estimated energy savings amount is set at a relatively low level of an achievable standard. Thus, there has been no instance thus far that the expected savings have not been achieved or are disputed from the proven records of the Company. The customer is required to remit the fixed amount even if the energy savings has not been achieved.

11.
We see your response to comment 19; however, the evaluation of whether a lease involves property and equipment is made from the prospective of the customer. That is, what is inventory to a seller may, in fact, be property and equipment to the buyer. In that instance, lease accounting may apply if the underlying arrangements are actual or in-substance leases. Please provide further explanation in support of your position. Specifically address why sales-type leases accounting is not applicable. If your product would not be considered property and equipment from a customer prospective, please explain.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

Response:

The Company believes that the provisions of FASB 13 do not apply in the Company’s situation. The Company has also considered the provisions of EITF Issue No. 01-8 and has concluded that the energy savings contracts are not leases. Sales-type lease accounting is not applicable due to the following reasons:

1.
When the energy-savings equipment has been properly installed and accepted by the customer, the Company does not account for such equipment as its inventory since the ownership of this equipment has been transferred to the customer.

2.	In the Company’s situation, the Company has sold the equipment and has agreed with the customer for a special mode of payment which is different from a normal leasing arrangement.

3.
The customer can receive 3 years of free repair and maintenance services which represent after-sales services from the Company. Under a lease arrangement the customer would take the full responsibility for maintaining the equipment, which we would not provide.

4.	The payment method is only one of considerations and should not be the sole determining factor.

12.
We refer to the response to comment 21. Tell us why the three-year free maintenance arrangement is not, in-substance, a warranty. In a detailed response show us that you should not accrue the expected costs of the maintenance arrangement at the time revenue is recognized or otherwise apply EITF 00-21. If you believe the amounts involved are not material, provide a detailed response in support of that conclusion.

Response:

The product life of the energy savings equipment lasts for more than 10 years of which they are rarely subject to any repair and maintenance within the first 5 years. The Company believes that EITF 00-21 does not apply. Please see the Company’s response to comment 7.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

The Company’s cost for after-sales maintenance services are minimal. The Company’s 3 years free of charge repair and maintenance arrangement is in fact a marketing strategy to demonstrate the high quality of the energy savings equipment of the Company. The actual cost to provide these services (training, seminars and repairs and maintenance) over the past three years were: (i) for the year ending 2002 - $5,620; (ii) for the year ending 2003 - $15,478; and (iii) for the year 2004 - $32,221 which is clearly immaterial to the financial statements of the Company.

Note 9 - Related Party Transactions, page F-20

13.
Your response to comment 23 indicates that certain management and or officers have collected receivables on behalf of the company. The disclosure from Note 9 states that certain shareholders collected receivables on behalf of the company. Tell us whether these shareholders are also officers or directors. If not, explain in detail why this matter is not a weakness in internal controls. Also, provide us a description of the underlying controls you have in place to ensure that the Company appropriately collects customer receipts from shareholders.

Response:

The individuals who have collected monies on behalf of the Company are directors and or shareholders of the Company. They have been specially assigned to collect these debts on behalf of the Company. These individuals are as follows:

Mr. Cheng Yi Feng - shareholder of Sincere Power Limited which also is a shareholder of the Company: $428,182

Mr. Cheng Ming - director of Shenzhen Dicken Technology Development Limited and Shenzhen Dicken Industrial Development Limited and shareholder of New Solomon Consultants Limited which is  the major shareholder of the Company: $482,070

Even though the Company is a US public company our main operations are conducted in the PRC and that the collections of outstanding receivables are sometimes assigned to officers/directors or shareholders who have a good relationship with the customer which is standard operating procedure in the PRC. However, the Company reviews accounts receivable on a monthly basis for collections and follow up is conducted with the customers and Company employees/officers/directors/shareholders to determine if monies have been collected and if when they have been remitted to the Company. The Company believes that there are sufficient controls to ensure that these amounts are collected and remitted to the Company.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

14.
As a related matter, future filings should be present disclosure explaining why you permit shareholders to collect accounts receivable and disclosure about why you believe that practice is appropriate.

Response:

The Company has disclosed this in note 9 to the financial statements of the Company. However, in accordance with your comment, the Company will provide more thorough discussion with respect to this situation in future filings.

15.
We refer to your responses to comment 24 and 25. Your response indicates that waived enterprise income taxes totaled $4.9 million and that those income taxes were accrued in 2002 and 2003. Your response also suggests that the waiver did not apply to the VAT tax. We see from the income statements that the provision for income taxes for 2002 totaled $401,086 and for 2003 totaled $l, 879,896; and that the total accrual for enterprise taxes totaled $2,281,467 as of December 31, 2003. Accordingly, the total amount accrued and reported as a liability for the enterprise income tax as of December 31, 2003 appears to be substantially less than $4.9 million. Please provide a clarifying explanation. Explain how the adjustment was $4.9 million when accrued income taxes at the end of 2003 totaled only $2.3 million. Please reconcile the difference and further clarify the accounting.

Response:

The Company erroneously responded that the $4.9 million did not include a waiver for VAT taxes. The Company proposes the following disclosure:

In the beginning of 2004, Shenzhen Dicken Industrial Development Limited became a wholly owned foreign enterprise. This economic region allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years. The Company was approved as a wholly owned foreign enterprise in 2004. The Company has income tax exemption for years ending September 30 2004 and 2005 and 50% income tax reduction for the years ending September 30, 2006, 2007 and 2008.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

In addition, the Company is doing business in a special economic zone, in order to encourage the companies doing business in this high technology economic zone, the local Chinese tax authority granted a one-time waver to wave the previously accrued tax accumulated prior to January 1, 2004 in the amount of $4,854,221 which consisted of the following:

Amount
Urban Maintenance and construction tax	21,584
Education tax	74,108
Enterprise income tax	2,281,467
Value added tax	2,477,062
4,854,221

Forms 10-QSB as of December 31, 2004 and March 31, 2005

16.
We refer to your responses to prior comments 1 and 28. You have apparently concluded that it was appropriate in GAAP to present the accounts of Starway and its subsidiaries on the consolidation method upon consummation of the reverse merger and as of the fiscal year ended September 30, 2004. Small Business reporting eligibility is based on revenues as reported in the financial statements. Those revenues may not be adjusted or reduced for minority interest. We see that your audited financial statements, as filed, report revenues in excess of $25 million for each of the two most recent fiscal year ends. Accordingly, it appears that you are not eligible for continued reported under Regulation S-B. Please amend the Forms 10-QSB for fiscal 2005 to report on Form 10-Q. The filings should present any additional disclosure required by Regulation S-X.

Response:

While we note that you stated in prior comment 1 and 28 that “we generally consider the consummation of a reverse merger to be an in-substance initial registration,” we have failed to find any authorities supporting this proposition for purposes of determining the appropriate use of Regulation S-B. If there are statutes, regulations, telephone interpretations, case or other published authorities supporting such proposition, please point it out to us for our review. Absent such authority, Section a.2 of Item 10 of Regulation S-B clearly provides rules for entering and exiting the Small Business Disclosure System. Specifically, Section a.2(iii) provides that once a small business issuer becomes a reporting company, it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years. Further, Section a.2(v) provides that the determination as to the reporting category made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. In order words, a company may not switch its filings in the middle of the year.

Securities and Exchange Commission
Division of Corporation Finance
July 28, 2005

The Company plans to fully abide by such regulations in determining whether it is required to make disclosures under Regulation S-X and will take your comment into consideration in making future filings. While under Regulation S-B it appears that the Company may continue to file as a small business issuer, the Company will take your comment into consideration in making its annual report filing at the end of this fiscal year and may voluntarily file a 10-K instead of a 10-KSB under Regulation S-K.

Form 10-QSB as of March 31, 2005

Consolidated Statements of Cash Flows, page 6

17.
Lending transactions are normally investing activities under SFAS 95. Either revise to present the $1.8 million loan as investing activity or explain to us why the existing classification is appropriate in GAAP. Please also expand MD&A to make disclosure about the business purpose of this loan. Clarify why certain directors were willing to guarantee a loan to a third party.

Response:

The Company will revise the financial statements to show $1.8 million loan as investing activity.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                Very truly yours,

                Richardson & Patel LLP

/s/ Kevin K. Leung

Enclosures
cc (w/o encs.):	Mr. Sun Li, China Energy Savings Technology, Inc.
Mr. Dean Yamagata, Moore Stephens